

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 19, 2009

Mr. Richard G. Erstad
Vice President, General Counsel and Secretary
Hawkins, Inc.
3100 East Hennepin Avenue
Minneapolis, MN 55413

RE: **Form 8-K Item 4.01 filed June 12, 2009**
        Form 8-K/A Item 4.01 filed June 17, 2009
        File #0-7647

Dear Mr. Erstad:

    We have completed our review of your Form 8-K and related filings and have no further comments at this time.

    If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3866.

                                        Sincerely,

                                        Jeffrey Gordon
                                        Staff Accountant